UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2019

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

MISSING EXHIBIT IN PROXY STATEMENT

On May 29, 2019, Nano Dimension Ltd. (“Company” or “We”) filed a Report on Form 6-K that enclosed, among other things, a copy of the Company’s proxy statement and proxy card for its Annual and Extraordinary General Meeting of Shareholders to be held on Wednesday, July 3, 2019 (the “Proxy Statement”).

We wish to advise that we have discovered that the Proxy Statement was filed without the amended Nano Dimension Ltd. Employee Stock Option Plan (2015), which was to be attached to the Proxy Statement as Exhibit A.

Accordingly, attached hereto and incorporated by reference herein is the amended Nano Dimension Ltd. Employee Stock Option Plan (2015).

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Nano Dimension Ltd. Employee Stock Option Plan (2015).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: June 10, 2019	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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